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                                                                    EXHIBIT 99.6

                         SEARCH FINANCIAL SERVICES INC.
                       600 North Pearl Street, Suite 2500
                              Dallas, Texas  75201
                                 (214) 965-6000


Dear Stockholder:

         Over the last two and a half years, we have been REBUILDING Search, and you have supported our efforts. Now, we are asking for your support in RESHAPING Search's capital structure. We believe this reshaping is necessary to continue building Search and achieving earnings to the common stockholder. This reshaping involves proposals to issue Common Stock for the purpose of reclassifying or converting as much as possible of the outstanding Preferred Stock into Common Stock.

         The documents accompanying this letter are very important. They are also very lengthy and complex. I will put in "plain English" what I believe to be the essence of the proposals. As previously communicated to you, the levels of Preferred Stock and associated dividends have been a significant impediment to our efforts to obtain additional funding and capital. Therefore, we need stockholder approval of the following Proposals: 1) Amendment of the 9%/7% Preferred Stock terms to reclassify and convert each outstanding share of 9%/7% Preferred Stock into four shares of Common Stock, and 2) Amendment of the 12% Preferred Stock terms to reclassify and convert each outstanding share of 12% Preferred Stock into four shares of Common Stock. In addition, in case Proposals 1 and 2 are not approved, we are requesting stockholder approval of a third Proposal: 3) The issuance of shares of Common Stock pursuant to Search's offer to exchange (the "Exchange Offer") each outstanding share of 9%/7% Preferred Stock and 12% Preferred Stock into four shares of Common Stock. The Exchange Offer is conditioned upon at least 50% of the Preferred Stock being tendered for exchange.

         MANAGEMENT AND THE BOARD OF DIRECTORS ARE CONVINCED THAT THE PREFERRED STOCK AMENDMENTS AND THE EXCHANGE OFFER ARE IMPORTANT PARTS OF SEARCH'S LONG TERM STRATEGY TO IMPROVE OUR FINANCIAL STRENGTH AND MEET OUR GROWTH OBJECTIVES, EVEN THOUGH THERE WILL BE AN INCREASED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AFTER THE TRANSACTION. By eliminating or reducing the number of outstanding shares of Preferred Stock, we will be removing a significant impediment to our ability to obtain additional funding and continue growing the Company. Although there are no guarantees that we will be successful in obtaining additional funding, we do believe that our chances will be greatly enhanced. Also, by eliminating or reducing the amount of Preferred Stock outstanding, the book value and earnings per share of Common Stock will increase, which we believe will make Search more attractive to potential lenders and investors.

         This package contains three separate but related documents: (A) the Proxy Statement/ Prospectus bound together with this letter, (B) a proxy card, and (C) a separate Letter of Transmittal. The Proxy Statement/Prospectus provides information for voting on the proposals as well as details of the terms of the Exchange Offer. The proxy card is how you vote on the Proposals. The Letter of Transmittal is necessary to tender Preferred Stock pursuant to the Exchange Offer.

ALL STOCKHOLDERS ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE SO IT IS RECEIVED BY ___________________, 1998.

         If we receive the required affirmative votes on Proposals 1 and 2, then 100% OF THE PREFERRED STOCK WILL BE CONVERTED AND EXCHANGED FOR COMMON STOCK and it will not be necessary to conclude the Exchange Offer. In my opinion this would be the best case scenario. Again, in case Proposals 1 and 2 are not approved, we are requesting that you vote to approve Proposal 3 which will allow Search to issue Common Stock to those preferred stockholders who voluntarily tender their shares pursuant to the Exchange Offer, with a minimum of 50% exchanging in order to be effective.

PREFERRED STOCKHOLDERS WHO ELECT TO EXCHANGE THEIR PREFERRED STOCK ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED LETTER OF TRANSMITTAL.
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         Attached is a series of questions that I anticipate many of you will have regarding these proposals, with answers. I encourage you to read the questions and answers, as well as the Proxy Statement/Prospectus, and to return your proxy card and tender your Preferred Stock as soon as possible. Your vote is very important regardless of the number of shares you own. You are also cordially invited to attend Search's Special Meeting of Stockholders to be held on ________________, 1998, at Search's office located at the above address at 10:00 a.m. local time. I look forward to seeing you at the Special Meeting.

                                         Sincerely,


                                         George C. Evans
                                         Chairman of the Board, President
                                         and Chief Executive Officer

________________, 1997